UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date March 10, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

QUALIFIED ACCOUNTANT WAIVER

The Company has applied for, and the Stock Exchange has granted to the Company, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of 1 year from 27 January 2008.

Pursuant to Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), China Eastern Airlines Corporation Limited (the “Company”) must employ a qualified accountant (the “Qualified Accountant”) on a full-time basis who, among other things, must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) (previously known as the Hong Kong Society of Accountants) or a similar body of accountants recognised by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.

Pursuant to an announcement of the Company dated 1 February 2005, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) has granted a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of 3 years commencing on 28 January 2005. Such waiver was expired on 26 January 2008. The Company has further applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of 1 year from 27 January 2008.

The waiver is subject to the following conditions:

1.
the Company’s Chief Financial Officer Mr. Luo Weide (“Mr. Luo”), being a member of the senior management of the Company, is able to meet all the requirements set out in Rule 3.24 of the Listing Rules, save for being a fellow or associate member of HKICPA or a similar body of accountants recognised by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2.
the Company has in place arrangement(s) providing Mr. Luo with access to Mr. Tse Kin Pang, who is an associate member of HKICPA, to provide assistance to Mr. Luo in the discharge of his duties as the Qualified Accountant during the waiver period.

The waiver will cease (i) on 26 January 2009; or (ii) when the Company fails to fulfill any of the above waiver conditions, whichever is the earlier.

If the Company fails to fulfill any of the waiver conditions, the Company will immediately inform the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)

Li Jun	(Vice Chairman, Non-executive Director)

Cao Jianxiong	(President, Executive Director)

Luo Chaogeng	(Non-executive Director)

Luo Zhuping	(Executive Director)

Hu Honggao	(Independent Non-executive Director)

Peter Lok	(Independent Non-executive Director)

Wu Baiwang	(Independent Non-executive Director)

Zhou Ruijin	(Independent Non-executive Director)

Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
10 March 2008